EXHIBIT 21

SUBSIDIARIES OF THE CORPORATION

State or Country of
Subsidiaries of Registrant	Incorporation or Organization

Thomas & Betts Caribe, Corp.	Delaware
Thomas & Betts International, Inc.	Delaware
Thomas & Betts Limited	Canada
Thomas & Betts Manufacturing, Inc.	Canada

The Registrant has omitted 8 subsidiaries operating in the U.S. and 39 subsidiaries operating in foreign countries. The Registrant’s subsidiaries are in the same businesses.